April 29, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy Transfer Partners, L.P.
Registration Statement on Form S-3
Filed April 17, 2014
File No. 333-195362

Ladies and Gentlemen:

Set forth below are the responses of Energy Transfer Partners, L.P. (the “Partnership,” “we,” “us” or “our”) to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), during a telephonic conversation on April 24, 2014, with respect to the Registration Statement on Form S-3, File No. 333-195362, filed with the Commission on April 17, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Within this letter, we refer to the prospectus contained in Amendment No. 1 relating to primary offerings of securities as the “Primary Offering Prospectus” and to the prospectus contained in Amendment No. 1 relating to secondary offerings of securities as the “Secondary Offering Prospectus.”

For your convenience, each response is prefaced by the Staff’s corresponding comment as orally provided in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

1.	Please amend the disclosure regarding forward incorporation by reference in accordance with Securities Act Forms Compliance and Disclosure Interpretation 123.05.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been revised as requested. Please see page 2 of the Primary Offering Prospectus and page 2 of the Secondary Offering Prospectus.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission

April 29, 2014

2.	Please amend the date of your Exhibit 5.1 legal opinion.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that a revised opinion has been filed as Exhibit 5.1 to Amendment No. 1.

*    *    *    *    *

Securities and Exchange Commission

April 29, 2014

Please direct any questions that you have with respect to the foregoing to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, Vinson & Elkins L.L.P.

By:	/s/ David P. Oelman
Name:	David P. Oelman

Enclosures

cc:	Jacqueline Kaufman, Securities and Exchange Commission
Martin Salinas, Jr., Energy Transfer Partners, L.P.
Thomas P. Mason, Energy Transfer Partners, L.P.